EXHIBIT 99.1

News Release



Contact: Investor Relations
Phone: (713) 324-4755
Email: xjtinvestor@expressjet.com

EXPRESSJET REPORTS THIRD QUARTER EARNINGS OF $25 MILLION

HOUSTON, Oct. 20, 2005 - ExpressJet Holdings, Inc. (NYSE:XJT) today reported third quarter net income of $25.5 million, or $0.43 diluted earnings per share. The company maintained its strong financial performance and adapted quickly to recover from unprecedented weather interruptions.

During the quarter, the company's ExpressJet Airlines subsidiary achieved a 15 percent increase in block hours, flew 12,335 more departures compared to the same period in the prior year and operated at a 99.1 percent controllable completion factor, which excludes cancellations due to weather and air traffic control.

"Everyone at ExpressJet did a great job quickly recovering the system after the impacts of Hurricanes Katrina and Rita, which affected five ExpressJet stations and our operations in Continental's Houston hub," said ExpressJet President and CEO Jim Ream.

THIRD QUARTER REVIEW AND HIGHLIGHTS

Operational Review

Third quarter operating revenue increased 2 percent to $393.8 million, versus $385.7 million in the third quarter of 2004. Compared to the same period last year, the company's ExpressJet Airlines subsidiary grew its capacity 16 percent to 3.1 billion available seat miles, with block hours increasing 15 percent to 214,984. Revenue passenger miles were up 19 percent, resulting in a 2.4 points year-over-year increase in load factor to 76.6 percent. The airline operated at a 99.1 percent controllable completion factor during the third quarter, which excludes cancellations due to weather and air traffic control, and an overall completion rate of 96.0 percent. These results were negatively impacted by 1,296 cancelled flights for weather related to Hurricane Rita and 963 controllable cancellations due to resource availability, also during Hurricane Rita.

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During third quarter 2005, ExpressJet Airlines accepted five deliveries of Embraer's extended-range ERJ-145XR, a 50-seat regional jet capable of flights of 1,500 miles, bringing the company's total operating fleet to 261 jets at September 30, 2005.

Also during the quarter, ExpressJet Holdings announced that its ExpressJet Services subsidiary and ExpressJet Airlines' Training Services division received third-party repair and training certificates, respectively, from the Federal Aviation Administration.

Financial Review

ExpressJet's third quarter 2005 operating income reflected a 9.6 percent operating margin, as compared with an operating margin of 13.4 percent for the third quarter 2004. Due to Hurricane Rita, ExpressJet Airlines performed below the minimum controllable completion factor benchmark of 99.5 percent and paid Continental a corresponding penalty of approximately $0.8 million, net of incentives earned during July and August, causing the company's total operating margin to fall below 10 percent.

Also during the quarter, ExpressJet Holdings recorded tax deductions for interest expense related to payments made to Continental under the companies' tax agreement. The effect of the tax deductions was a lower overall effective tax rate and will impact the effective tax rate in future periods.

ExpressJet ended the quarter with $207.6 million in cash and cash equivalents, including $6.4 million in restricted cash. During the quarter, the company made a scheduled principal and interest payment of $27.9 million on its note payable to Continental. The outstanding balance of the note at quarter end was $44.9 million, with the next scheduled principal payment due on December 30, 2005.

Capital expenditures for the third quarter of 2005 totaled approximately $7.2 million, compared with $19.1 million for the same period in 2004. ExpressJet anticipates capital expenditures of approximately $7.0 million for the remainder of 2005.

During the quarter, Holdings spent $5.6 million to repurchase 590,800 common shares pursuant to a previously announced stock repurchase program.

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In September 2005, ExpressJet began negotiations with Continental to review and revise the scheduled block hour rates for 2006 as required under the parties' capacity purchase agreement. Under the current agreement, ExpressJet receives payment for each scheduled block hour in accordance with a formula designed to provide it with an operating margin of 10 percent.

ExpressJet will conduct a telephone briefing to discuss its third quarter results Thursday, October 20, at 10:00 a.m. EDT (9:00 a.m. CDT). A live webcast of this briefing will be available online at www.expressjet.com - investor relations.

CORPORATE BACKGROUND

ExpressJet Holdings has strategic investments in the air transportation sector, including ExpressJet Airlines, Inc. and ExpressJet Services, LLC. ExpressJet Airlines operates a fleet of 261 Embraer regional jets as Continental Express to 152 destinations in the United States, Canada, Mexico, Central America and the Caribbean, and plans to provide third-party training through its Training Services division. ExpressJet Services, LLC provides third-party repair services. The company is the sole stockholder of these subsidiaries and also invests in other entities that permit it to leverage the management experience, efficiencies and economies of scale present in its subsidiaries. For more information, visit expressjet.com.

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004	Increase/ (Decrease)
Operating Revenue	$ 393,789	$ 385,666	2.1%
Operating Expenses:			
Wages, salaries and related costs	87,609	82,960	5.6%
Aircraft rentals	78,320	71,565	9.4%
Aircraft fuel and related taxes	55,050	48,336	13.9%
Maintenance, materials and repairs	45,061	40,251	12.0%
Ground handling	24,353	27,412	(11.2%)
Other rentals and landing fees	26,293	23,844	10.3%
Outside services	5,389	6,044	(10.8%)
Depreciation and amortization	8,010	6,027	32.9%
Other operating expenses	25,707	27,596	(6.8%)
	355,792	334,035	6.5%
Operating Income	37,997	51,631	(26.4%)
Nonoperating Income (Expense):			
Interest expense	(2,610)	(3,105)	(15.9%)
Interest income	2,177	1,099	98.1%
Capitalized interest	127	158	(19.6%)
Other, net	(153)	(3)	n/m
	(459)	(1,851)	(75.2%)
Income before Income Taxes	37,538	49,780	(24.6%)
Income Tax Expense	12,044	19,016	(36.7%)
Net Income	$ 25,494	$ 30,764	(17.1%)
Basic EPS	$ 0.47	$ 0.57	(17.5%)
Diluted EPS	$ 0.43	$ 0.51	(15.7%)
Operating Margin	9.6%	13.4%	(3.8pts)
Basic Shares Used for EPS Calculation	54,093	54,236	(0.3%)
Diluted Shares Used for EPS Calculation	61,717	61,781	(0.1%)

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

FINANCIAL SUMMARY
(In thousands, except per share data)

	Nine Months Ended September 30,		Increase/ (Decrease)
	2005	**2004**	
Operating Revenue	$ 1,157,853	$ 1,120,549	3.3%
Operating Expenses:			
Wages, salaries and related costs	258,025	239,434	7.8%
Aircraft rentals	228,856	208,766	9.6%
Aircraft fuel and related taxes	156,731	138,381	13.3%
Maintenance, materials and repairs	134,097	115,066	16.5%
Ground handling	71,489	78,552	(9.0%)
Other rentals and landing fees	78,127	66,494	17.5%
Outside services	19,777	22,721	(13.0%)
Depreciation and amortization	19,984	17,623	13.4%
Other operating expenses	73,727	83,107	(11.3%)
	1,040,813	970,144	7.3%
Operating Income	117,040	150,405	(22.2%)
Nonoperating Income (Expense):			
Interest expense	(8,319)	(9,145)	(9.0%)
Interest income	5,648	2,465	n/m
Capitalized interest	449	391	14.8%
Other, net	(254)	130	n/m
	(2,476)	(6,159)	(59.8%)
Income before Income Taxes	114,564	144,246	(20.6%)
Income Tax Expense	41,443	55,102	(24.8%)
Net Income	$ 73,121	$ 89,144	(18.0%)
Basic EPS	$ 1.35	$ 1.64	(17.7%)
Diluted EPS	$ 1.23	$ 1.49	(17.4%)
Operating Margin	10.1%	13.4%	(3.3pts)
Basic Shares Used for EPS Calculation	54,226	54,212	0.0%
Diluted Shares Used for EPS Calculation	61,823	61,769	0.1%

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EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS	Three Months Ended September 30,		Increase/ (Decrease)
	2005	**2004**	
Revenue passenger miles (RPM) (millions)	2,384	1,999	19.3%
Available seat miles (ASM) (millions)	3,112	2,695	15.5%
Passenger load factor	76.6%	74.2%	2.4pts
Block hours	214,984	186,539	15.2%
Departures	116,329	103,994	11.9%
Operating cost per available seat mile (cents) [1]	11.42	12.40	(7.9%)
Operating cost per block hour (dollars) [1]	1,653	1,791	(7.7%)
Average fuel cost per available seat mile (cents)	1.77	1.79	(1.1%)
Average price per gallon of fuel (cents)	71.20	71.20	-
Fuel gallons consumed (millions)	77.3	67.9	13.8%
Average length of aircraft flight (miles)	548	533	2.8%
Actual aircraft in fleet at end of period	261	240	8.8%
Average daily utilization of each aircraft	9 hr 2 min	8 hr 33 min	5.7%
Controllable completion factor	99.1%	99.9%	(0.8pts)
Completion factor	96.0%	98.2%	(2.2pts)

EXPRESSJET HOLDINGS, INC. AND SUBSIDIARIES

STATISTICS	Nine Months Ended September 30,		Increase/ (Decrease)
	2005	**2004**	
Revenue passenger miles (RPM) (millions)	6,582	5,447	20.8%
Available seat miles (ASM) (millions)	8,878	7,697	15.3%
Passenger load factor	74.1%	70.8%	3.3pts
Block hours	613,684	539,695	13.7%
Departures	334,452	300,883	11.2%
Operating cost per available seat mile (cents) [1]	11.71	12.60	(7.1%)
Operating cost per block hour (dollars) [1]	1,694	1,798	(5.8%)
Average fuel cost per available seat mile (cents)	1.77	1.80	(1.7%)
Average price per gallon of fuel (cents)	71.20	71.20	-
Fuel gallons consumed (millions)	220.1	194.4	13.2%
Average length of aircraft flight (miles)	544	525	3.6%
Actual aircraft in fleet at end of period	261	240	8.8%
Average daily utilization of each aircraft	8 hr 53 min	8 hr 31 min	4.5%
Controllable completion factor	99.6%	99.9%	(0.3pts)
Completion factor	97.6%	98.4%	(0.8pts)

(1)   Operating cost per available seat mile and block hour are calculated using operating costs related to our flight operations.

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STATISTICAL INFORMATION

	Three Months Ended September 30,		Increase/ (Decrease)
	2005	**2004**	
PERFORMANCE MEASURES:			
Operating margin per the capacity purchase agreement (CPA) [1]	10.0%	11.5%	(1.5pts)
Adjustments:			
Add: excluded labor [2]	—%	1.2%	(1.2pts)
Add: other costs excluded from the CPA	(0.2%)	0.0%	(0.2pts)
Add: Incentives (Penalties) [3] and other revenues excluded from CPA	(0.2%)	0.7%	(0.9pts)
Actual operating margin as reported	9.6%	13.4%	(3.8pts)

(1)   Under the capacity purchase agreement, the operating margin for 2004 was to be between 8.5% and 11.5% each quarter, but excluded the effect of any unanticipated changes in most labor costs, performance incentive payments and miscellaneous revenues and costs related to services provided to other customers. This margin cap was set at 10.0% effective January 1, 2005, including unanticipated changes in labor costs, to the extent the results do not drive the margin below the margin floor (8.5%). The company can continue to receive incentive payments (see (3) below), which may bring its operating margin above 10%.

(2)   Excluded labor impact on operating margin is only related to the operating margin pursuant to the capacity purchase agreement for the 2004 calculation.

(3)   The company paid a performance penalty because its controllable completion factor (which excludes weather and air traffic control cancellations) was 99.1% for the three months ended September 30, 2005, as compared to the minimum controllable completion factor benchmark of 99.5% for the period. These results were negatively impacted by controllable cancellations as a result of resource availability during Hurricane Rita.

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